UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

In April 2022, Sanofi published the press release attached hereto as Exhibit 99.1 which is incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated April 14, 2022: Positive Phase 1/2 study results of rilzabrutinib in people with immune thrombocytopenia published in The New England Journal of Medicine

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated April 14, 2022: Positive Phase 1/2 study results of rilzabrutinib in people with immune thrombocytopenia published in The New England Journal of Medicine

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 19, 2022		SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger
Title: Head of Securities Law and Capital Markets

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